UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 7)

GENTIUM S.P.A.
(Name of Subject Company)

GENTIUM S.P.A.
(Names of Persons Filing Statement)

Ordinary Shares, no par value
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

37250B922 (Ordinary Shares, which are not traded on U.S. markets)
37250B104 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Fintan Keegan
Chairman, Managing Director and Interim Chief Executive Officer
Gentium S.p.A.
Piazza XX Settembre 2
22079 Villa Guardia (CO), Italy
+39 031 537 3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Lorenzo A. Corte, Esq.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
 London, E14 5DS, England
+44 20 7519 7000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on December 24, 2013, as amended by those certain Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 filed with the SEC on January 10, 2014, January 17, 2014, January 22, 2014, January 23, 2014, January 24, 2014, and January 31, 2014, respectively (as amended, the "Statement"), by Gentium S.p.A., a società per azioni organized under the laws of the Republic of Italy (the "Company"). The Statement relates to a tender offer by Jazz Pharmaceuticals Italy S.p.A. (formerly known as Jazz Pharmaceuticals Italy S.r.l.) ("Purchaser"), a società per azioni organized under the laws of the Republic of Italy and a wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland ("Parent"), to purchase all of the outstanding ordinary shares, no par value, of the Company (the "Common Stock"), and the American Depositary Shares, each representing one share of Common Stock (the "ADSs" and, together with the Common Stock, the "Company Shares") at a purchase price of $57.00 per Company Share (without duplication for shares of Common Stock underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Share Form of Acceptance (the "Share Form of Acceptance") and the ADS Letter of Transmittal (together with the Offer to Purchase and the Share Form of Acceptance, each as may be amended or supplemented from time to time, collectively constitute the "Offer") contained in the Tender Offer Statement on Schedule TO, dated December 23, 2013 (as amended or supplemented from time to time, the "Schedule TO") filed by Parent and Purchaser with the SEC on December 23, 2013.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 8.   ADDITIONAL INFORMATION

Item 8 is hereby amended by adding the following at the end of the section titled "Purchaser's intentions following consummation of the Offer" on page 39 of the Statement, as previously amended by that certain Amendment No. 6 filed with the SEC on January 31, 2014:

"On February 5, 2014, the Company announced an Extraordinary Shareholders' Meeting scheduled to be held at the office of the Public Notary Carlo Marchetti in Milan, Italy, at via Agnello no. 18, on February 28, 2014 at 4:00 p.m. (Italian time), in first call and, if necessary, on March 4, 2014, in second call, at the same place and time, with a record date of January 27, 2014, with the following agenda: Delisting of the American Depositary Shares of the Company (the "ADSs") traded on the Nasdaq Global Market and the deregistration, under the United States Securities Exchange Act of 1934, of the ordinary shares of the Company and the ADSs. Pertinent and consequent resolutions.

The materials sent to the shareholders and holders of ADSs of the Company in connection with the Extraordinary Shareholders' Meeting are filed hereto as Exhibits (a)(5)(K), (a)(5)(L) and (a)(5)(M) to the Statement."

ITEM 9.   EXHIBITS

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(K)	Notice of Call (incorporated by reference to Exhibit 1 to the report on Form 6-K, previously filed with the SEC on February 6, 2014).

(a)(5)(L)	Report to Shareholders (incorporated by reference to Exhibit 2 to the report on Form 6-K, previously filed with the SEC on February 6, 2014).

(a)(5)(M)	Proxy Card (incorporated by reference to Exhibit 3 to the report on Form 6-K, previously filed with the SEC on February 6, 2014).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name:	Salvatore Calabrese
Title:	Chief Financial Officer and Chief Operating Officer

Dated: February 7, 2014